FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Manulife Financial Corporation (“MFC”)

The principal office of MFC is located at:

200 Bloor Street East
        Toronto, Ontario
        M4W 1E5

Item 2	Date of Material Change

June 19, 2009

Item 3	News Release

MFC’s news releases announcing the material changes referred to in this report were issued through Canada NewsWire on June 19, 2009, and are attached as Schedule “A” to this report.

Item 4	Summary of Material Change

On June 19, 2009, MFC announced the appointment of Michael W. Bell as incoming Senior Executive Vice President and Chief Financial Officer (“CFO”) of MFC and The Manufacturers Life Insurance Company (“MLI”).  MFC and its subsidiaries, including MLI, are collectively referred to herein as “Manulife Financial”.  Mr. Bell joined Manulife Financial on June 22 and is expected to take on his new duties in July 2009.

MFC also provided an update on its capital position.  Manulife Financial has benefited from strengthening equity markets but, at this time, expects a significant portion of this benefit could be offset by reserve strengthening reflecting lower corporate bond rates, a more conservative assessment of policyholder behaviour and other factors.  Manulife Financial’s consolidated earnings and capital levels will continue to be impacted by equity market and interest rate volatility.

Manulife Financial also anticipates regulators, rating agencies and the investing public will expect higher levels of capital going forward.  Manulife Financial intends to continue to review and to complete a comprehensive capital plan and consider alternatives for building its capital strength on a consolidated basis and in its regulated subsidiaries, to assist Manulife Financial to withstand continuing economic volatility and take advantage of future strategic opportunities.

On a separate matter unrelated to the matters above, MFC announced on June 19, 2009 that it had received an enforcement notice from the staff of the Ontario Securities Commission (“OSC”) relating to its disclosure before March 2009 of risks related to its variable annuity guarantee and segregated funds business.  MFC believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claim by investors based on these allegations.

Item 5	Full Description of Material Change

Appointment of New CFO

On June 19, 2009, MFC announced the appointment of Michael W. Bell as incoming Senior Executive Vice President and CFO of MFC and MLI.  He joined Manulife Financial on June 22 and is expected to take on his new duties in July, 2009.  Mr. Bell’s responsibilities will include management and oversight of the global financial affairs of Manulife Financial, including Actuarial, Controllers, Taxation, Treasury, Investor Relations, Reinsurance as well as other company-wide financial functions. He will report directly to President and Chief Executive Officer Donald Guloien.

Mr. Bell will succeed Peter Rubenovitch, who will be retiring from Manulife Financial.  Mr. Rubenovitch has agreed to stay on for a period of time to assist with the transition and be a key resource on other strategic initiatives.

For the past six years Mr. Bell served as Executive Vice President and CFO at CIGNA Corporation, where he was responsible for all global financial operations as well as the company’s investment functions, reinsurance and strategic planning. Prior to serving as CFO, he was President of CIGNA Corporation’s Group Insurance business.

Capital Update

Regulatory capital adequacy is primarily regulated at the insurance operating company level, rather than at the level of the ultimate holding company.  MFC’s principal Canadian operating company, MLI, is subject to the Superintendent of Financial Institutions’ Minimum Continuing Capital and Surplus Requirements (“MCCSR”).

If the current quarter ended on June 19, 2009, with improvements in equity market levels to that date, MFC would expect to report consolidated MCCSR level for MLI near the highest in the company’s history.

Manulife Financial has benefited from strengthening equity markets but, at this time, expects a significant portion of this benefit could be offset by reserve strengthening reflecting lower corporate bond rates, a more conservative assessment of policyholder behaviour and other factors. Manulife Financial’s consolidated earnings and capital levels will continue to be impacted by equity market and interest rate volatility.

Manulife Financial also anticipates regulators, rating agencies and the investing public will expect higher levels of capital going forward. For example, while U.S. Risk Based Capital (RBC) norms were historically considered strong at the 300% level, the trend appears to be that significantly higher levels are becoming expected for the strongest companies.

Manulife Financial intends to continue to review and to complete a comprehensive capital plan and consider alternatives for building its capital strength on a consolidated basis and in its regulated subsidiaries, to assist Manulife Financial to withstand continuing economic volatility and take advantage of future strategic opportunities. At the same time, MFC wants to avoid highly dilutive issuances of common equity.

OSC Enforcement Notice and Potential Class Action Claims

On a separate matter unrelated to the matters above, MFC announced on June 19, 2009 that it had received an enforcement notice from staff of the OSC relating to its disclosure before March 2009 of risks related to its variable annuity guarantee and segregated funds business. The OSC notice indicates that it is the preliminary conclusion of OSC staff that MFC failed to meet its continuous disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. MFC has the opportunity to respond to the notice before OSC staff makes a decision whether to commence proceedings, and MFC intends to cooperate with OSC staff.

MFC may become subject to regulatory or other action by regulatory authorities in other jurisdictions based on similar allegations.  MFC is not currently aware that any other regulatory body is considering commencing proceedings based on MFC’s disclosure obligations.  However, there can be no assurance that additional regulatory proceedings will not be commenced in the future. MFC may also become subject to law suits by investors, including class actions, in Canada or other jurisdictions based on similar allegations.  MFC is aware that law firms in Canada and the United States are reviewing the situation to determine whether to commence a class action in those jurisdictions.

MFC believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claim by investors based on these allegations.

Plaintiffs in class action and other lawsuits against MFC may seek very large or indeterminate amounts, including punitive and treble damages, and the damages claimed and the amount of any probable and estimable liability, if any, may remain unknown for substantial periods of time. A substantial legal liability or a significant regulatory action could have a material adverse effect on Manulife Financial’s business, results of operations, financial condition and capital position and adversely affect its reputation. Even if Manulife Financial ultimately prevails in the litigation, regulatory action or investigation, it could suffer reputational harm, which could have an adverse effect on its business, results of operations, financial condition and capital position, including its ability to attract new customers, retain current customers and recruit and retain employees.

There can be no assurance as to the possible outcome of the OSC enforcement notice, any potential regulatory proceeding or any claim by investors.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information please contact Peter Levitt, Senior Vice President and Treasurer of MFC at (416) 852-1698.

Item 9	Date of Report

June 24, 2009

Schedule “A”

June 19, 2009

Manulife Appoints Michael Bell Chief Financial Officer

And Provides Capital Update

TORONTO, June 19, 2009 – Manulife Financial Corporation today announced the appointment of Michael W. Bell as incoming Senior Executive Vice President and Chief Financial Officer (“CFO”).  His responsibilities will include management and oversight of the Company’s global financial affairs, including Actuarial, Controllers, Taxation, Treasury, Investor Relations, Reinsurance as well as other company-wide financial functions. Mr. Bell will report directly to Manulife President and Chief Executive Officer Donald Guloien and it is expected he will join the Company on June 22 and take on his new duties in July.

Mr. Bell will succeed Peter Rubenovitch, who will be retiring from Manulife after 14 years of distinguished service. Donald Guloien said, “I would like to thank Peter for his outstanding commitment to Manulife’s growth and development. He played a key role in our demutualization, our integration with John Hancock and he has also been instrumental in all of Manulife’s capital markets activities.” Mr. Rubenovitch has agreed to stay on for a period of time to assist with the transition, close out the second quarter and be a key resource on other strategic initiatives.

Guloien stated, “I am very pleased to welcome Michael as Manulife’s incoming CFO. He is a seasoned international insurance executive with an outstanding track record as a financial leader, risk manager, business and team builder. His expertise, experience and energy will be a great asset to Manulife as we continue to build the strong, reliable and forward-looking Company our customers trust with their most important financial decisions.”

For the past six years Mr. Bell served as Executive Vice President and CFO at CIGNA Corporation, a Fortune 200 company, where he was responsible for all global financial operations including Finance, Accounting, Treasury, Tax, Investor Relations and Capital Planning, as well as the Company’s investment functions, reinsurance and strategic planning. With his strong actuarial, financial and line management background, he built a widely respected Finance function at that Company. Prior to serving as CIGNA’s CFO, he was President of their Group Insurance business where he strengthened the business and significantly expanded earnings.

Capital Update

Manulife’s CFO transition is taking place during a period of solid performance for the Company. Donald Guloien commented that, “If we were reporting our quarter today, we would find our consolidated MCCSR levels (Minimum Continuing Capital and Surplus Requirements of The Manufacturers Life Insurance Company) to be near the highest levels in our history.” Manulife has enjoyed great benefit from strengthening equity markets but, at this time, expects a significant portion of this could be offset by actuarial reserve increases reflecting lower corporate bond rates, a more conservative assessment of policyholder behaviour, lower investment returns and other factors.

He added that, “While we have seen encouraging improvements in the equity markets since March 31, our earnings and capital levels will continue to be impacted by equity market and interest rate volatility, and we will remain focused on fortifying capital. Given the financial turmoil of the past year, we also anticipate regulators, rating agencies and the investing public will expect higher levels of capital going forward. For example, while US Risk Based Capital (RBC) norms were historically considered strong at the 300% level, the trend appears to be that significantly higher levels are becoming the new normal for the strongest companies.”

One of Mr. Bell’s first priorities will be to review and complete the comprehensive capital plan Manulife has developed to ensure very strong levels of capital in all of its operating businesses.  Donald Guloien stated that, “Building Manulife’s capital strength, at both a consolidated and subsidiary level, remains a continuing focus. At the same time, we want to avoid the highly dilutive issuance of common equity. We will embark on a plan to increase capital to fortress levels in order to be in a position to provide the highest practical degree of security to policyholders, to withstand continuing economic volatility and to be able to take advantage of strategic opportunities.”

Caution Concerning Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements include but are not limited to, statements with respect to earnings for the fiscal quarter ended June 30, 2009 and MCCSR levels, as well as statements with respect to reserves. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, priorities, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “want”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “continue”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results.  Although we believe that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.  Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to performance of equity markets, interest rate fluctuations, currency rates, investment losses and defaults, movements in credit spreads, market liquidity and creditworthiness of guarantors and counterparties); Company liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; level of competition and consolidation; changes in laws and regulations; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; accuracy of estimates used in applying accounting policies and actuarial methods used by the Company; the ability to maintain the Company’s reputation; the ability to implement effective hedging strategies; legal and regulatory proceedings; the ability to adapt products and services to the changing market; the ability to attract and retain key executives; acquisitions and the ability to complete acquisitions including the availability of equity and debt financing for this purpose; the ability to execute strategic plans and changes to strategic plans; the disruption of or changes to key elements of the Company’s or public infrastructure systems; and environmental concerns.  Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, in the “Risk Management”

note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners.  Funds under management by Manulife Financial and its subsidiaries were Cdn$405 billion (US$322 billion) as at March 31, 2009.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Mr. Bell’s biography and photo are available at:

www.manulife.com/corporate/corporate2.nsf/public/newsclips.html

Media inquiries:

David Paterson
(w) 416-852-8899
(cel) 416 456-3621
david_paterson@manulife.com

Laurie Lupton
(w) 416-852-7792
(cel) 647 407 5107
laurie_lupton@manulife.com

Investor Relations:
Amir Gorgi
1-800-795-9767
investor_relations@manulife.com

June 19, 2009

Manulife Discloses OSC Notice

TORONTO, June 19 – On a separate matter unrelated to prior announcements made today by Manulife Financial Corporation, the Company stated that it received an enforcement notice from staff of the Ontario Securities Commission (OSC) this week relating to its disclosure before March 2009 of risks related to its variable annuity guarantee and segregated funds business. The OSC notice indicates that it is the preliminary conclusion of OSC staff that the Company failed to meet its continuous disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The Company has the opportunity to respond to the notice before OSC staff makes a decision whether to commence proceedings, and the Company intends to cooperate with OSC staff.  The Company believes that its disclosure satisfied applicable disclosure requirements.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners.  Funds under management by Manulife Financial and its subsidiaries were Cdn$405 billion (US$322 billion) as at March 31, 2009.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries:

David Paterson
(w) 416-852-8899
(cel) 416 456-3621
david_paterson@manulife.com

Investor Relations:

Amir Gorgi
1-800-795-9767
investor_relations@manulife.com